UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

1.	Introduction to the Company

1.1.	Business Purpose

1.2.	History

1.3.	Overview of the Business Group

1.4.	Capital Structure

1.5.	Dividends

2.	Business

2.1.	Results of Operations

2.2.	Sources and Uses of Funds

2.3.	Other Information to Consider in Making an Investment Decision

3.	Financial Information

3.1.	Consolidated Financial Information

3.2.	Separate Financial Information

3.3.	Other Selected Financial Data

3.4.	Other Financial Information

4.	Independent Public Accountants

4.1.	Audit/ Review Services

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

5.2.	Audit Committee

5.3.	Compensation to Directors

5.4.	Top 5 Highest-Paid Individuals

5.5.	Affiliated Companies

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

6.2.	Non-standing Directors

6.3.	Non-executive Directors

6.4.	Senior Management

6.5.	Employees

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

7.2.	Changes in the Largest Shareholder

7.3.	Employee Stock Ownership Association

7.4.	Investments in Affiliated Companies

7.5.	Related Party Transactions

Summary of Business Report for Fiscal Year 2018

On April 1, 2019, KB Financial Group Inc. (“KB Financial Group”) filed its business report for the fiscal year ended December 31, 2018 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

Except where indicated otherwise, financial information contained in this summary have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “KB Financial Group,” “we,” “us” or the “Company” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1.	Introduction to the Company

1.1.	Business Purpose

KB Financial Group is a financial holding company that was established in September 2008. Its main business purpose is to hold shares in companies that are engaged in financial or related services, as well as govern and manage such companies. Its consolidated subsidiaries are primarily engaged in the banking business, as well as the credit card business, the financial investment business, the insurance business and other related businesses.

1.2.	History

•	September 26, 2008

Obtained final approval from the Financial Services Commission to establish a financial holding company

•	September 29, 2008

Establishment of the Company through a comprehensive stock transfer and listing on the New York Stock Exchange

•	October 10, 2008

Listing on the Korea Exchange

•	October 20, 2008

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	October 31, 2008

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	May 4, 2009

Added Kookmin Bank Cambodia PLC as a second-tier subsidiary

•	June 22, 2009

Added KB Life Insurance Co., Ltd. (“KB Life Insurance”), formerly a second-tier subsidiary, as a first-tier subsidiary

•	September 28, 2009

Added Burrill-KB Life Sciences Fund Ltd. as a second-tier subsidiary

•	December 1, 2009

Added KB-Glenwood Private Equity Fund No.1 as a second-tier subsidiary

•	January 22, 2010

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	July 6, 2010

Added KBIC Private Equity Fund No. 3 as a second-tier subsidiary

•	December 13, 2010

Added KoFC KBIC Frontier Champ 2010-5 PEF as a second-tier subsidiary

•	March 2, 2011

Added KB Kookmin Card Co., Ltd. (“KB Kookmin Card”) as a first-tier subsidiary

•	March 14, 2011

KB Futures Co., Ltd. was merged into KB Investment & Securities Co., Ltd. (“KB Investment & Securities”)

•	July 8, 2011

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	November 12, 2011

Closed KB Investment & Securities Hong Kong Ltd.

•	January 13, 2012

Added KB Savings Bank Co., Ltd. (“KB Savings Bank”) as a first-tier subsidiary

•	May 11, 2012

Added KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund as a second-tier subsidiary

•	June 8, 2012

Liquidated Burrill-KB Life Sciences Fund Ltd.

•	July 2, 2012

Added KoFC Value-up Private Equity Fund as a second-tier subsidiary

•	October 10, 2012

Added Kookmin Bank (China) Ltd. as a second-tier subsidiary

•	June 20, 2013

Acquired the remaining shares of KB Life Insurance, which increased the Company’s shareholding to 100%

•	September 2, 2013

Added Yehansoul Savings Bank as a first-tier subsidiary

•	January 13, 2014

Yehansoul Savings Bank was merged into KB Savings Bank

•	March 20, 2014

Added KB Capital Co., Ltd. (“KB Capital”) as a first-tier subsidiary

•	July 2, 2014

Added Korea GCC Global Cooperation Private Equity Fund as a second-tier subsidiary

•	June 24, 2015

Added KB Insurance Co., Ltd. (“KB Insurance”) as a non-consolidated first-tier subsidiary.

•	November 23, 2015

Acquired additional shares of KB Insurance, which increased the Company’s shareholding from 19.47% to 33.29%.

•	May 31, 2016

Added Hyundai Securities Co., Ltd. (“Hyundai Securities”) as a non-consolidated first-tier subsidiary

•	June 21, 2016

Disposed of LIG Investment & Securities, Co., Ltd., a second-tier subsidiary

•	June 28, 2016

Acquired treasury shares of Hyundai Securities, which increased the Company’s equity ownership in Hyundai Securities from 22.56% to 29.62%

•	September 9, 2016

Liquidated NPS-KBIC No. 1 Private Equity Fund

•	November 29, 2016

Established KB Golden Life Care Co., Ltd. as a second-tier subsidiary

•	December 22, 2016

Established KB Private Equity Fund III as a second-tier subsidiary

•	December 30, 2016

Purchased new shares of KB Insurance in a rights offering, which increased the Company’s shareholding in KB Insurance from 33.29% to 39.81%

•	December 30, 2016

Merged KB Investment & Securities with and into Hyundai Securities, with Hyundai Securities as the surviving entity, then changed its name to KB Securities Co., Ltd. (“KB Securities”)

•	January 4, 2017

Converted Kookmin Bank Hong Kong Ltd., a subsidiary, into Kookmin Bank Hong Kong Branch

•	February 8, 2017

Added KB KOLAO LEASING Co., Ltd. as a second-tier subsidiary

•	March 8, 2017

Added KB Microfinance Myanmar Co., Ltd. as a second-tier subsidiary

•	March 22, 2017

Liquidated KBIC Private Equity Fund No. 3, a second-tier subsidiary

•	May 19, 2017

Acquired additional shares of KB Insurance in a tender offer, which increased the Company’s shareholding in KB Insurance from 39.81% to 94.30%.

•	May 19, 2017

Acquired additional shares of KB Capital in a tender offer, which increased the Company’s shareholding in KB Capital from 52.02% to 79.70%

•	June 20, 2017

Liquidated Korea GCC Global Cooperation Private Equity Fund, a second-tier subsidiary

•	July 7, 2017

Converted KB Insurance and KB Capital into wholly-owned subsidiaries of the Company through comprehensive stock swaps

•	September 29, 2017

Added KB Asset Management Singapore Pte. Ltd. as a second-tier subsidiary (changed from a second-tier subsidiary of KB Securities to a first-tier subsidiary of KB Asset Management Co., Ltd.)

•	October 9, 2017

Added Maritime Securities Incorporation as a second-tier subsidiary

•	October 16, 2017

Disposed of Hyundai Savings Bank, Co., Ltd., a second-tier subsidiary

•	December 22, 2017

Disposed of Hyundai Asset Management, Co., Ltd., a second-tier subsidiary

•	January 17, 2018

Added KB-TS Technology Venture Private Equity Fund as a second-tier subsidiary (equity interests of 16%, 30% and 10% held by KB Securities, Kookmin Bank and KB Capital, respectively)

•	May 16, 2018

Converted Kookmin Bank International Ltd., a subsidiary, into Kookmin Bank London Branch (liquidation in progress)

•	July 6, 2018

Liquidated Hyundai-Tongyang Agrifood Private Equity Fund, a second-tier subsidiary

•	July 6, 2018

Added KB Daehan Specialized Bank Plc. as a second-tier subsidiary

•	August 21, 2018

Added KBAM Shanghai Advisory Services Co., Ltd. as a second-tier subsidiary

•	December 31, 2018

Added KB-Stonebridge Secondary Private Equity Fund as a second-tier subsidiary

•	January 9, 2019

Added KB-SPROTT Renewable Private Equity Fund I as a second-tier subsidiary

•	February 22, 2019

Liquidated KoFC KBIC Frontier Champ 2010-5 PEF, a second-tier subsidiary

1.3.	Overview of the Business Group

(As of December 31, 2018)
Type	Name of Company	Controlling Company	Remarks
Holding Company	KB Financial Group	-	Listed

1st Tier Subsidiaries	Kookmin Bank	KB Financial Group	Not listed
	KB Securities Co., Ltd.	KB Financial Group	Not listed
	KB Insurance Co., Ltd.	KB Financial Group	Not listed
	KB Kookmin Card Co., Ltd.	KB Financial Group	Not listed
	KB Asset Management Co., Ltd.	KB Financial Group	Not listed
	KB Capital Co., Ltd.	KB Financial Group	Not listed
	KB Life Insurance Co., Ltd.	KB Financial Group	Not listed
	KB Real Estate Trust Co., Ltd.	KB Financial Group	Not listed
	KB Savings Bank Co., Ltd.	KB Financial Group	Not listed
	KB Investment Co., Ltd.	KB Financial Group	Not listed
	KB Data Systems Co., Ltd.	KB Financial Group	Not listed
	KB Credit Information Co., Ltd.	KB Financial Group	Not listed

2nd Tier Subsidiaries	Kookmin Bank Cambodia PLC	Kookmin Bank	Not listed (Overseas)
	Kookmin Bank (China) Ltd.	Kookmin Bank	Not listed (Overseas)
	KB Microfinance Myanmar Co., Ltd.	Kookmin Bank	Not listed (Overseas)
	KBFG Securities America Inc.	KB Securities	Not listed (Overseas)
	KB Securities Hong Kong Ltd.	KB Securities	Not listed (Overseas)
	Keystone-Hyundai Securities No. 1 Private Equity Fund	KB Securities	Not listed
	KB-IGen Private Equity Fund No.1	KB Securities	Not listed
	KB Private Equity Fund III	KB Securities	Not listed
	KB SECURITIES VIETNAM JOINT STOCK COMPANY	KB Securities	Not listed (Overseas)
	KB-TS Technology Venture Private Equity Fund	KB Securities	Not listed
	KB-Stonebridge Secondary Private Equity Fund	KB Securities	Not listed
	KB-SPROTT Renewable Private Equity Fund I	KB Securities	Not listed
	KB Claims Survey & Adjusting Co., Ltd.	KB Insurance	Not listed
	KB Sonbo CNS	KB Insurance	Not listed
	Leading Insurance Services, Inc.	KB Insurance	Not listed (Overseas)
	LIG Insurance (China) Co., Ltd.	KB Insurance	Not listed (Overseas)
	PT. Kookmin Best Insurance Indonesia	KB Insurance	Not listed (Overseas)
	KB Golden Life Care Co., Ltd.	KB Insurance	Not listed
	KB Daehan Specialized Bank Plc.	KB Kookmin Card	Not listed (Overseas)
	KB Asset Management Singapore Pte. Ltd.	KB Asset Management	Not listed (Overseas)
	KBAM Shanghai Advisory Services Co., Ltd.	KB Asset Management	Not listed (Overseas)
	KB KOLAO LEASING Co., Ltd.	KB Capital	Not listed (Overseas)
	KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund	KB Investment	Not listed
	KoFC Value-up Private Equity Fund	KB Investment	Not listed

1.4.	Capital Structure

1.4.1.	Common Shares

Changes in Capital

(As of December 31, 2018)	(Unit: Won, shares)

Issue Date	Type	Number of Shares	Par Value	Issue Price	Remarks
September 29, 2008	Common Stock	356,351,693	5,000	48,444	Establishment of the Company
September 2, 2009	Common Stock	30,000,000	5,000	37,250	Rights offering to existing shareholders; % increase in number of common shares: 8.41865%
October 19, 2016	Common Stock	31,759,844	5,000	35,474	Stock Swap; % increase in number of common shares: 8.22045%

Number of Shares

(As of December 31, 2018)	(Unit: shares)
	Type
	Common Stock	Other Stock	Total
Shares Authorized for Issuance	1,000,000,000	—	1,000,000,000
Shares Issued (A)	418,111,537	—	418,111,537
Treasury Shares (B)	22,415,468	—	22,415,468
Shares Outstanding (A-B)	395,696,069	—	395,696,069

Note: The board of directors of the Company resolved to enter into a trust agreement to acquire treasury shares on February 4, 2016, August 2, 2016, November 24, 2017, and November 30, 2018. For more information, please refer to the Company’s reports on Form 6-K furnished to the Securities and Exchange Commission on each respective date.

1.4.2.	Voting Rights

(As of December 31, 2018)
Items		Number of Shares	Notes
Total number of issued shares	Common shares	418,111,537	—
	Preferred shares	—	—
Shares without voting rights	Common shares	22,415,468	Treasury shares
	Preferred shares	—	—
Shares for which voting rights cannot be exercised pursuant to the Articles of Incorporation	—	—	—
Shares for which voting rights are restricted under relevant laws and regulations	—	—	—
	—	—	—
Shares with restored voting rights	—	—	—
Total shares for which voting rights may be exercised	Common shares	395,696,069	—
	Preferred shares	—	—

1.5.	Dividends

		(Unit: in millions of Won, except per share amount)

Items		January 1, 2018 to December 31, 2018	January 1, 2017 to December 31, 2017	January 1, 2016 to December 31, 2016
Par value per share (Won)		5,000	5,000	5,000
(Consolidated) Net income		3,061,191	3,311,438	2,143,744
(Consolidated) Earnings per share (Won)		7,721	8,305	5,588

Total cash dividends		759,736	766,728	497,969

Total stock dividends		—	—	—

(Consolidated) Cash dividend payout ratio (%)		24.8	23.2	23.2
Cash dividend yield (%)	Common Shares	4.0	3.1	2.9
	—	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	—	—	—	—
Cash dividend per share (Won)	Common Shares	1,920	1,920	1,250
	—	—	—	—
Stock dividend per share	Common Shares	—	—	—
	—	—	—	—

2.	Business

2.1.	Results of Operations

		(Unit: in millions of Won)
	For the year ended	For the year ended	For the year ended
	December 31, 2018	December 31, 2017	December 31, 2016
Net interest income	8,904,928	8,246,614	6,715,606
Interest income	13,734,569	11,919,057	10,334,959
Interest expense	(4,829,641)	(3,672,443)	(3,619,353)
Net fee and commission income	2,243,376	2,050,024	1,584,892
Fee and commission income	3,717,720	3,988,250	3,150,877
Fee and commission expense	(1,474,344)	(1,938,226)	(1,565,985)
Net insurance income	490,116	593,710	(117,803)
Insurance income	11,975,070	8,970,992	1,201,352
Insurance expense	(11,484,954)	(8,377,282)	(1,319,155)
Net gains(losses) on financial assets/liabilities at fair value through profit or loss (under K-IFRS 1039)	—	203,724	(321,845)
Net gains(losses) on financial assets/liabilities at fair value through profit or loss	351,303	—	—
Net other operating expenses	(1,130,036)	(901,890)	(415,908)
General and administrative expenses	(5,918,512)	(5,628,664)	(5,228,711)
Operating profit before provision for credit losses	4,941,175	4,563,518	2,216,231
Provision for credit losses	(673,694)	(548,244)	(539,283)
Net operating profit	4,267,481	4,015,274	1,676,948

Note:	The consolidated financial information for the year ended December 31, 2018 is based on K-IFRS 1109 and 1115. The corresponding financial information for prior years has not been restated.

2.2.	Sources and Uses of Funds

2.2.1. Sources of Funds

(Unit: in millions of Won)
		For the year ended December 31, 2018			For the year ended December 31, 2017			For the year ended December 31, 2016
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Deposits	238,468,014	1.39	52.82	219,970,681	1.20	54.26	207,194,480	1.32	60.76
	Certificate of deposit	3,044,609	1.91	0.67	2,862,817	1.57	0.71	3,386,647	1.65	0.99
	Borrowings	10,312,988	1.59	2.28	9,306,125	1.41	2.30	6,803,292	1.54	2.00
	Call money	1,437,887	1.53	0.32	2,165,151	1.26	0.53	1,414,780	1.35	0.41
	Debentures	44,072,110	2.29	9.76	36,393,274	2.17	8.98	30,075,804	2.49	8.82
	Others	16,665,395	1.60	3.69	13,735,978	1.41	3.38	7,700,215	1.45	2.26

Subtotal		314,001,003	1.54	69.54	284,434,026	1.35	70.16	256,575,218	1.47	75.24

Foreign Currency	Deposits	11,039,672	1.15	2.45	10,156,743	0.80	2.51	8,713,640	0.53	2.56
	Borrowings	8,249,765	2.02	1.83	6,438,408	1.17	1.59	5,644,047	0.78	1.66
	Call money	751,171	2.35	0.17	1,239,627	1.39	0.31	1,161,517	0.72	0.34
	Debentures	4,076,096	3.40	0.90	3,374,998	2.71	0.83	4,139,036	2.55	1.21
	Others	297,657	0.89	0.07	321,263	0.56	0.07	222,098	0.94	0.06

Subtotal		24,414,361	1.85	5.42	21,531,039	1.24	5.31	19,880,338	1.04	5.83

Others	Total shareholders’ equity	35,690,200	—	7.90	34,785,839	—	8.58	30,308,008	—	8.89
	Allowances	750,262	—	0.17	829,075	—	0.20	748,594	—	0.22
	Others	76,643,695	—	16.97	63,855,888	—	15.75	33,476,080	—	9.82

Subtotal		113,084,157	—	25.04	99,470,802	—	24.53	64,532,682	—	18.93

Total		451,499,521	—	100.00	405,435,867	—	100.00	340,988,238	—	100.00

Note:     Based on K-IFRS (on a consolidated basis).

2.2.2. Uses of Funds

(Unit: in millions of Won)
		For the year ended December 31, 2018			For the year ended December 31, 2017			For the year ended December 31, 2016
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Due from banks	4,817,024	1.43	1.07	6,757,757	1.44	1.67	6,075,873	1.52	1.78
	Securities	95,395,973	2.84	21.13	80,406,670	1.81	19.83	55,999,995	2.12	16.42
	Loans	269,569,916	3.43	59.71	247,117,982	3.28	60.95	225,153,667	3.15	66.03
	Guarantee payments under payment guarantee	8,206	1.87	—	17,008	0.66	—	28,005	1.16	0.01
	Call loan	632,317	1.48	0.14	315,950	1.28	0.08	399,843	1.43	0.12
	Private placement corporate bonds	1,452,396	3.44	0.32	1,801,681	4.00	0.44	1,081,692	3.99	0.32
	Credit cards	16,722,691	8.15	3.70	14,877,741	8.32	3.67	12,823,200	8.66	3.76
	Others	4,209,878	4.08	0.93	4,123,143	3.87	1.02	5,061,229	4.96	1.48
	Allowance	(2,434,872)	—	(0.54)	(2,116,366)	—	(0.52)	(2,182,313)	—	(0.64)

Subtotal		390,373,529	3.49	86.46	353,301,566	3.15	87.14	304,441,191	3.21	89.28

Foreign Currency	Due from banks	3,666,805	1.36	0.81	2,862,165	1.06	0.71	2,553,722	0.75	0.75
	Securities	12,704,025	2.47	2.81	10,013,637	3.19	2.47	3,792,545	2.61	1.11
	Loans	8,050,597	2.96	1.78	7,136,381	2.29	1.76	8,125,102	1.76	2.38
	Call loan	2,553,987	2.38	0.57	2,909,920	1.53	0.72	2,220,839	0.65	0.65
	Bills bought	4,113,332	1.93	0.91	3,166,307	1.51	0.78	2,768,692	1.30	0.81
	Allowance	(262,835)	—	(0.06)	(173,771)	—	(0.04)	(328,130)	—	(0.10)
	Others	153,277	—	0.03	72,297	—	0.01	24,789	—	0.02

Subtotal		30,979,188	2.41	6.85	25,986,936	2.35	6.41	19,157,559	1.64	5.62

Others	Cash	1,769,656	—	0.39	1,726,448	—	0.43	1,724,701	—	0.51
	Fixed assets held for business	5,639,374	—	1.25	5,826,159	—	1.44	3,464,031	—	1.02
	Others	22,737,774	—	5.05	18,594,758	—	4.58	12,200,756	—	3.57

Subtotal		30,146,804	—	6.69	26,147,365	—	6.45	17,389,488	—	5.10

Total		451,499,521	—	100.00	405,435,867	—	100.00	340,988,238	—	100.00

Note:     Based on K-IFRS (on a consolidated basis).

2.3.	Other Information to Consider in Making an Investment Decision

2.3.1. Capital Adequacy

KB Financial Group			(Unit: in billions of Won)
	As of December 31, 2018	As of December 31, 2017	As of December 31, 2016
Total Capital (A)	34,476	32,402	31,103
Risk-weighted assets (B)	236,099	212,777	203,649
BIS ratio (A/B)	14.60%	15.23%	15.27%

Note:	Calculated in accordance with Basel III.

Kookmin Bank			(Unit: in billions of Won)
	As of December 31, 2018	As of December 31, 2017	As of December 31, 2016
Total capital (A)	27,694	25,914	24,579
Risk-weighted assets (B)	178,433	161,825	150,649
BIS ratio (A/B)	15.52%	16.01%	16.32%

Note:	Calculated in accordance with Basel III.

KB Securities			(Unit: in billions of Won)
	As of December 31, 2018	As of December 31, 2017	As of December 31, 2016
Net operating capital (A)	2,969	3,211	2,844
Total amount at risk (B)	1,251	1,048	866
Maintenance equity margin (C)	134	134	134
Net capital ratio (A-B)/(C)	1,278.45%	1,609.03%	1,471.73%
Capital surplus (A-B)	1,718	2,163	1,978

Note:	Calculated in accordance with amended net capital ratio standards effective as of January 2015.

KB Insurance			(Unit: in billions of Won)
	As of December 31, 2018	As of December 31, 2017	As of December 31, 2016
Available capital (A)	3,333	3,080	2,774
Required capital (B)	1,782	1,618	1,644
RBC ratio (A/B)	187.1%	190.3%	168.7%

Note:	RBC ratio: Risk-Based Capital ratio.

2.3.2. Credit Ratings

Date of Rating	Type	Credit Rating	Rating Company (Rating Range)
5/11/2016	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/24/2016	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/30/2016	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)

7/22/2016	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

8/24/2016	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

11/25/2016	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

1/24/2017	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

2/24/2017	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

4/5/2017	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

5/23/2017	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/23/2017	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/23/2017	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)

8/28/2017	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

1/24/2018	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

2/27/2018	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

4/5/2018	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/11/2018	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/25/2018	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)

7/24/2018	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

10/4/2018	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

2/21/2019	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

2.3.3. Early Retirement Program

To enhance productivity by improving its labor structure, Kookmin Bank implemented a voluntary early retirement program following negotiations with its labor union.

Date of retirement	Number of retired persons
January 23, 2017	2,750
January 19, 2018	404
January 28, 2019	613

2.3.4. Acquisition of Shares of Bank Bukopin of Indonesia

Kookmin Bank entered into a share subscription agreement with Bank Bukopin of Indonesia on June 26, 2018 and acquired its new shares on July 27, 2018.

(Unit: in millions of Won)
Ownership	Acquisition amount
22%	116,422* (IDR 1,460,910,000,000)

*	The acquisition amount in IDR is converted to Won at the exchange rate on July 27, 2018, the acquisition date.

3.	Financial Information

3.1.	Consolidated Financial Information

3.1.1. Consolidated Statements of Financial Position

		(Unit: in millions of Won)
	As of December 31, 2018	As of December 31, 2017	As of December 31, 2016
Cash and due from financial institutions	20,274,490	19,817,825	17,884,863
Financial assets at fair value through profit or loss (under K-IFRS 1039)	—	32,227,345	27,858,364
Financial assets at fair value through profit or loss	50,987,847	—	—
Derivative financial assets	2,025,962	3,310,166	3,381,935
Loans at amortized cost	319,201,603	290,122,838	265,486,134
Financial investments	61,665,094	66,608,243	45,147,797
Investments in associates and joint ventures	504,932	335,070	1,770,673
Property and equipment	4,272,127	4,201,697	3,627,268
Investment property	2,119,811	848,481	755,011
Intangible assets	2,755,783	2,943,060	652,316
Net defined benefit assets	—	894	—
Current income tax assets	10,004	6,324	65,738
Deferred income tax assets	4,158	3,991	133,624
Assets held for sale	16,952	155,506	52,148
Other assets	15,749,535	16,204,169	8,857,785

Total assets	479,588,298	436,785,609	375,673,656

Financial liabilities at fair value through profit or loss (under K-IFRS 1039)	—	12,023,058	12,122,836
Financial liabilities at fair value through profit or loss	15,326,859	—	—
Derivative financial liabilities	2,901,247	3,142,765	3,807,128
Deposits	276,770,449	255,800,048	239,729,695
Debts	33,004,834	28,820,928	26,251,486
Debentures	53,278,697	44,992,724	34,992,057
Provisions	525,859	568,033	537,717
Net defined benefit liabilities	262,213	154,702	96,299
Current income tax liabilities	698,634	433,870	441,812
Deferred income tax liabilities	492,534	533,069	103,482
Insurance contract liabilities	33,412,949	31,801,275	7,290,844
Other liabilities	27,200,996	24,470,308	19,038,897

Total liabilities	443,875,271	402,740,780	344,412,253

Equity attributable to shareholders of the parent company	35,703,916	34,038,685	30,998,044
Share capital	2,090,558	2,090,558	2,090,558
Capital surplus	17,121,660	17,122,228	16,994,902
Accumulated other comprehensive income	177,806	537,668	405,329
Retained earnings	17,282,441	15,044,204	12,229,228
Treasury shares	(968,549)	(755,973)	(721,973)
Non-controlling interests	9,111	6,144	263,359

Total equity	35,713,027	34,044,829	31,261,403

Total liabilities and equity	479,588,298	436,785,609	375,673,656

Note:	The consolidated financial information as of December 31, 2018 is based on K-IFRS 1109 and 1115. The corresponding financial information as of prior dates has not been restated.

3.1.2. Consolidated Statements of Comprehensive Income

	(Unit: in millions of Won, except per share amounts)
	For the year ended December 31, 2018	For the year ended December 31, 2017	For the year ended December 31, 2016
Net interest income	8,904,928	8,246,614	6,715,606
Net fee and commission income	2,243,376	2,050,024	1,584,892
Net insurance income(expense)	490,116	593,710	(117,803)
Net gains(losses) on financial assets/liabilities at fair value through profit or loss (under K-IFRS 1039)	—	203,724	(321,845)
Net gains(losses) on financial assets/liabilities at fair value through profit or loss	351,303	—	—
Net other operating expenses	(1,130,036)	(901,890)	(415,908)
General and administrative expenses	(5,918,512)	(5,628,664)	(5,228,711)
Operating profit before provision for credit losses	4,941,175	4,563,518	2,216,231
Provision for credit losses	(673,694)	(548,244)	(539,283)
Net operating income	4,267,481	4,015,274	1,676,948
Net non-operating income(loss)	34,051	123,150	951,707
Profit before income tax	4,301,532	4,138,424	2,628,655
Income tax expense	(1,239,586)	(794,963)	(438,475)
Profit for the period	3,061,946	3,343,461	2,190,180
Other comprehensive income (loss) for the period, net of tax	(10,482)	136,226	(24,937)

Total comprehensive income for the period	3,051,464	3,479,687	2,165,243

Profit attributable to:	3,061,946	3,343,461	2,190,180
Shareholders of the parent company	3,061,191	3,311,438	2,143,744
Non-controlling interests	755	32,023	46,436

Total comprehensive income for the period attributable to:	3,051,464	3,479,687	2,165,243

Shareholders of the parent company	3,050,805	3,445,285	2,118,829
Non-controlling interests	659	34,402	46,414
Earnings per share
Basic earnings per share (Won)	7,721	8,305	5,588
Diluted earnings per share (Won)	7,676	8,257	5,559

Note:	The consolidated financial information for the year ended December 31, 2018 is based on K-IFRS 1109 and 1115. The corresponding financial information for previous periods has not been restated.

3.2. Separate Financial Information

3.2.1. Separate Statements of Financial Position

		(Unit: in millions of Won)
	As of December 31, 2018	As of December 31, 2017	As of December 31, 2016
Cash and due from financial institutions	344,302	245,400	115,065
Financial assets at fair value through profit or loss (under K-IFRS 1039)	—	284,485	246,656
Financial assets at fair value through profit or loss	289,179	—	—
Loans at amortized cost	50,000	10,000	29,415
Investments in subsidiaries	24,062,116	24,062,116	21,392,745
Investments in associates	—	—	1,053,690
Property and equipment	2,185	697	469
Intangible assets	9,646	8,864	8,092
Net defined benefit assets	—	201	193
Deferred income tax assets	8,184	10,282	4,604
Other assets	857,462	480,789	519,223

Total assets	25,623,074	25,102,834	23,370,152

Debts	300,000	300,000	350,000
Debentures	5,373,266	5,162,600	3,474,200
Net defined benefit liabilities	183	—	—
Current income tax liabilities	691,909	308,854	419,607
Other liabilities	186,481	204,835	104,528

Total liabilities	6,551,839	5,976,289	4,348,335

Share capital	2,090,558	2,090,558	2,090,558
Capital surplus	14,742,814	14,742,814	14,656,168
Accumulated other comprehensive loss	(7,144)	(5,233)	(4,742)
Retained earnings	3,213,556	3,054,379	2,998,923
Treasury Shares	(968,549)	(755,973)	(719,090)

Total equity	19,071,235	19,126,545	19,021,817

Total liabilities and equity	25,623,074	25,102,834	23,370,152

Note:	The separate financial information as of December 31, 2018 is based on K-IFRS 1109 and 1115. The corresponding financial information as of prior dates has not been restated.

3.2.2. Separate Statements of Comprehensive Income

	(Unit: in millions of Won, except per share amounts)
	For the year ended December 31, 2018	For the year ended December 31, 2017	For the year ended December 31, 2016
Net interest expense	(115,835)	(97,218)	(55,924)
Net fee and commission expense	(5,208)	(7,808)	(7,214)
Net gains on financial assets at fair value through profit or loss (under K-IFRS 1039)	—	745	5,272
Net gains on financial assets at fair value through profit or loss	18,319	—	—
Net other operating income	1,089,556	709,544	694,908
General and administrative expenses	(57,845)	(57,485)	(46,734)
Operating profit before provision for credit losses	928,987	547,778	590,308
Provision for credit losses	—	—	—
Operating profit	928,987	547,778	590,308
Net non-operating expense	(259)	125	(340)
Profit before income tax	928,728	547,903	589,968
Income tax benefit (expense)	(2,823)	5,522	164
Profit for the period	925,905	553,425	590,132
Other comprehensive income (loss) for the period, net of tax	(1,911)	(491)	237

Total comprehensive income for the period	923,994	552,934	590,369

Earnings per share
Basic earnings per share (Won)	2,335	1,388	1,538
Diluted earnings per share (Won)	2,322	1,380	1,530

Note:	The separate financial information for the year ended December 31, 2018 is based on K-IFRS 1109 and 1115. The corresponding financial information for prior years has not been restated.

3.3.	Other Selected Financial Data

3.3.1. Won-denominated Liquidity Ratio

	(Unit: in millions of Won)
Category	As of December 31, 2018	As of December 31, 2017	As of December 31, 2016
Current assets in Won (A)	30,150	47,253	59,429
Current liabilities in Won (B)	9,300	6,792	5,554
Liquidity ratio (A/B)	324.20%	695.72%	1,070.02%

Note:	1) Based on K-IFRS (on a separate basis).

          2) Calculated based on Won-denominated assets and liabilities due within one month.

3.3.2. Profitability Ratios

			(Unit: %)
Category	For the year ended December 31, 2018	For the year ended December 31, 2017	For the year ended December 31, 2016
Net income as a percentage of average total assets (ROA)	0.66	0.82	0.63
Net income as a percentage of average shareholders’ equity (ROE)	8.82	10.18	7.26

Note:	Based on K-IFRS (on a consolidated basis).

3.3.3. 20 Largest Exposures of Kookmin Bank by Borrower

(As of December 31, 2018)
Company	Credit extended
(Unit: in billions of Won)
Samsung Electronics Co., Ltd.	1,593
LG Display Co., Ltd.	1,025
Hyundai Motor Company	935
Hyundai Steel Co., Ltd.	802
Korea Securities Finance Corp.	705
GS Caltex Corporation.	680
Hyundai Capital Services, Inc.	668
S-OIL Corporation	611
LG Electronics Inc.	578
Lotte Corporation.	501
Kia Motors Corporation	498
Shinsegae Inc.	411
Samsung Display Co., Ltd.	404
Shinhan Financial Group Co., Ltd.	390
Lotte Property & Development Co., Ltd.	380
SK Energy Co., Ltd.	372
BANK OF COMMUNICATIONS	352
Hyundai Mobis Co., Ltd.	337
Korea Railroad Corporation	336
KT Corporation	335

Total	11,913

3.3.4. 10 Largest Exposures of Kookmin Bank by Chaebol Group

(As of December 31, 2018)
Group	Credit extended
(Unit: in billions of Won)
Hyundai Motor	4,768
Samsung	3,380
SK	2,472
Lotte	2,192
LG	2,168
Hanwha	1,696
GS	1,073
CJ	829
Shinsegae	804
LS	789

Total	20,171

3.3.5. Kookmin Bank’s Loan Concentration by Industry

	(As of December 31, 2018)
Industry	Total Credit	Percentage of Total Credit
	(Unit: in billions of Won, %)
Manufacturing	44,102.8	33.20
Real estate	28,385.9	21.37
Retail and wholesale	18,148.3	13.66
Hotel, lodging and food service	8,603.3	6.48
Financial institutions	3,051.8	2.30
Construction	2,987.4	2.25
Others	27,553.6	20.74

Total	132,833.1	100.00

3.3.6. Top 20 Non-Performing Loans of Kookmin Bank

		(As of December 31, 2018)
Borrower	Industry	Total Credit	Allowance for Loan Losses
			(Unit: in billions of Won)
Borrower A	Construction	99.1	96.2
Borrower B	Construction	66.9	67.5
Borrower C	Information and communication	55.3	54.0
Borrower D	Manufacturing	51.5	37.2
Borrower E	Construction	40.6	39.7
Borrower F	Transportation and storage	23.8	23.5
Borrower G	Real estate	15.8	0.7
Borrower H	Construction	15.8	14.9
Borrower I	Real estate	13.9	0.7
Borrower J	Information and communication	13.5	12.9
Borrower K	Manufacturing	12.9	5.3
Borrower L	Retail and wholesale	11.5	8.4
Borrower M	Manufacturing	10.0	0.6
Borrower N	Manufacturing	9.6	9.3
Borrower O	Real estate	9.1	9.0
Borrower P	Retail and wholesale	8.7	5.7
Borrower Q	Manufacturing	8.1	5.0
Borrower R	Manufacturing	7.9	3.9
Borrower S	Health and social services	7.4	7.4
Borrower T	Real estate	6.6	0.6

Total		487.9	402.4

3.4.	Other Financial Information

See the Company’s Form 6-K furnished to the Securities and Exchange Commission on March 12, 2019 (available on www.sec.gov), which contains the Company’s audited consolidated and separate financial statements as of and for the years ended December 31, 2018 and 2017 and related notes, which have been prepared in accordance with K-IFRS. The Company’s audited consolidated and separate financial statements are also available on its website, www.kbfg.com.

4.	Independent Public Accountants

4.1.	Audit / Review Services

Period	Auditor	Activity	Compensation(1) (in millions of Won)	Accrued Time (hours)
January 1 to December 31, 2018	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	949	9,820
January 1 to December 31, 2017	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	856	11,080
January 1 to December 31, 2016	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	760	10,505

(1)	Excluding value-added taxes.

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

Period	Auditor	Activity	Service Period	Compensation(1) (in millions of Won)
January 1 to December 31, 2018	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2018 to April 30, 2019	571
January 1 to December 31, 2017	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2017 to April 30, 2018	540
January 1 to December 31, 2016	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2016 to April 30, 2017	459

(1)	Excluding value-added taxes.

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

As of December 31, 2018, our board of directors consisted of nine directors, comprising one executive director, one non-standing director and seven non-executive directors. The following committees currently serve under our board of directors:

•	Audit Committee;

•	Risk Management Committee;

•	Evaluation & Compensation Committee;

•	Non-Executive Director Nominating Committee;

•	Subsidiaries’ CEO Director Nominating Committee;

•	CEO Nominating Committee; and

•	Audit Committee Member Nominating Committee.

For the list of our directors, see 6. Directors, Senior Management and Employees — 6.1. Executive Directors, — 6.2. Non-standing Directors and — 6.3. Non-executive Directors below.

5.2.	Audit Committee

The audit committee oversees our financial reporting and approves the appointment of our independent auditors and internal compliance officers. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, the plans and evaluation of internal controls and the administration of our financial affairs by the board of directors. In connection with the general meetings of shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of shareholders. The committee holds regular meetings every quarter and on an as-needed basis.

5.3.	Compensation to Directors

5.3.1. Total Amount Approved at the Meeting of Shareholders

(Unit: in millions of Won)
	Total number of persons(1)	Total amount approved at shareholders’ meeting(2)	Notes
Registered Directors (Non-executive directors)	9 (7)	2,500	—

(1)	Represents the total number of applicable persons as of December 31, 2018.
(2)	Represents the aggregate amount for all directors (including non-executive directors). Excludes compensation in the form of long-term performance-based stock grants.

5.3.2. Total Amount Paid

(As of December 31, 2018)			(Unit: in millions of Won)
Total number of persons(1)	Total payment(2)	Average payment per person(3)	Notes
9	2,061	229	—

(1)	Represents the total number of applicable persons as of December 31, 2018.
(2)	Represents the total amount paid (rounded to the nearest million) for the year ended December 31, 2018.
(3)

Represents (i) the total amount paid (rounded to the nearest million) for the year ended December 31, 2018, divided by (ii) the annualized number of applicable persons for the applicable reporting period.

*Suk Ho Sonu, Myung Hee Choi and Kouwhan Jeong were newly appointed as non-executive directors on March 23, 2018.

*Young Hwi Choi, Michael Byungnam Lee and Eunice Kyonghee Kim retired from their posts as non-executive directors on March 23, 2018.

5.3.3. Compensation Breakdown

(As of December 31, 2018)	(Unit: in millions of Won)
	Total number of persons(1)	Total payment (2)(4)	Average payment per person (3)	Notes
Registered Directors (excluding non-executive directors and Audit Committee members)	2	1,438	719	—
Non-executive Directors (excluding Audit Committee members)	3	264	88	—
Audit Committee members	4	358	90	—
Internal Auditor	—	—	—	—

(1)	Represents the total number of applicable persons as of December 31, 2018.
(2)	Represents the total amount paid (rounded to the nearest million) for the year ended December 31, 2018.
(3)

Represents (i) the total amount paid (rounded to the nearest million) for the year ended December 31, 2018, divided by (ii) the annualized number of applicable persons for the applicable reporting period.

(4)	Payment subject to the Company’s internal policies on compensation to directors.

5.4. Top 5 Highest-Paid Individuals

5.4.1. Compensation exceeding Won 500 million – Individual basis

(As of December 31, 2018)			(Unit: in millions of Won)
Name	Position	Total Compensation	Additional Compensation
Jong Kyoo Yoon	Chairman & CEO	1,438

Other than 12,018 shares granted (included in total compensation) in November 2018, 12,018 shares in November 2019 and 12,018 shares in November 2020 are expected to be granted as a long-term performance-based stock grant, pursuant to a performance evaluation over a three-year period from November 21, 2014 to November 20, 2017. The actual payment amount will be determined in the future based on the fair market price of our shares.

In addition to the above compensation, a maximum amount of 46,890 shares over three years (15,630 shares per year) are expected to be granted as a long-term performance-based stock grant. The actual share amount will be determined in the future based on a performance evaluation over a three-year period from November 21, 2017 to November 20, 2020.

Kyung Yup Cho	Senior Managing Director	818	13,692 restricted stock units granted pursuant to a long- and short-term performance evaluation from 2013 to 2017. The actual payment amount will be determined in the future based on the fair market price of our shares.

Young Hyuk Jo	Senior Managing Director	702	4,605 restricted stock units granted pursuant to a long- and short-term performance evaluation from 2016 to 2017. The actual payment amount will be determined in the future based on the fair market price of our shares.

Pil Kyu Im	Senior Managing Director	665	6,561 restricted stock units granted pursuant to a long- and short-term performance evaluation from 2016 to 2017. The actual payment amount will be determined in the future based on the fair market price of our shares.

5.4.2. Calculation criteria and method of compensation to Chairman & CEO

				(Unit: in millions of Won)
Name	Compensation Type	Classification	Total Compensation (in millions of Won)	Calculation Criteria and Method
Jong Kyoo Yoon	Earned income	Salary	800	A monthly salary was paid, which was derived by dividing (i) the amount of annual salary determined by resolution of the Evaluation & Compensation Committee within the limit of the total amount of compensation approved at the shareholders’ meeting by (ii) 12 months. (This amount includes allowances for business expenses of Won 350 million.)

		Bonus	638

The bonus paid in 2018 was Won 638 million, of which (i) Won 51 million was paid in February 2018 based on performance from November 21, 2017 to December 31, 2017 after reappointment as Chairman and CEO in 2017 and (ii) Won 587 million was paid in November 2018 based on the first grant of 12,018 shares (out of a total of 36,054 shares to be granted), as determined in December 2017 pursuant to a performance evaluation over a three-year period from November 21, 2014 to November 20, 2017.

The short-term performance-based incentive payment based on performance from November 21, 2017 to December 31, 2017 was approved at the third meeting of the Evaluation & Compensation Committee held in 2018 based on the final performance evaluation and resolution by the Evaluation & Compensation Committee, in accordance with the “Proposal on Long- and Short-Term Performance Evaluation and Compensation Scheme for the CEO,” which was approved at the seventh meeting of the Evaluation & Compensation Committee held in 2017.

The short-term performance evaluation index for 2017 comprises financial results (e.g., ROE, RAROC, CIR, real NPL ratio, Tier 1 ratio) and results related to strategic initiatives (e.g., solidifying the position of the Company as the leading financial group through strengthening its core businesses and improving customer value through pursuing the “One-Firm KB” policy). The amount of the short-term incentive payment is determined based on the aggregate score of the index items above and is within the range of 0%-100% of the base salary, taking into account the number of days in office (41 days) after reappointment as Chairman and CEO in 2017.

With respect to financial results, the major achievements reflected in the performance evaluation included the attainment of key financial indicators that exceeded the target for that year, such as a 54.5% YoY increase in the Company’s net income to Won 3,311.4 billion in 2017, the enhancement of the Company’s business portfolio by successfully adding wholly-owned subsidiaries and the improvement of asset quality by decreasing potential non-performing loans.

With respect to non-financial results, the major achievements considered included solidifying the position of the Company as the leading financial group through strengthening market power by securing the competency and competitive edge of the subsidiaries’ core businesses, proactively adapting to changes in the fintech industry and promoting the adoption of digital systems within the Company, as well as establishing customer-centric sales channels and strengthening non-personal sales channels, which enhanced the overall customer experience.

The long-term performance-based incentive payment of Won 587 million was paid based on the fair market price of Won 48,864 per share on November 20, 2018, with respect to the first grant of 12,018 shares (out of a total of 36,054 shares to be granted), as determined pursuant to a performance evaluation over a three-year period from November 14, 2014 to November 20, 2017.

5.5. Affiliated Companies

5.5.1. List of Affiliated Companies

Affiliated companies of KB Financial Group that are first-tier subsidiaries and KB Financial Group’s ownership of such companies as of December 31, 2018 are as follows.

1) Kookmin Bank (100.00%)

2) KB Securities Co., Ltd. (100.00%)

3) KB Insurance Co., Ltd. (100.00%)

4) KB Kookmin Card Co., Ltd. (100.00%)

5) KB Asset Management Co., Ltd. (100.00%)

6) KB Capital Co., Ltd. (100.00%)

7) KB Life Insurance Co., Ltd. (100.00%)

8) KB Real Estate Trust Co., Ltd. (100.00%)

9) KB Savings Bank Co., Ltd. (100.00%)

10) KB Investment Co., Ltd. (100.00%)

11) KB Data Systems Co., Ltd. (100.00%)

12) KB Credit Information Co., Ltd. (100.00%)

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

As of March 31, 2019, we had one executive director. The name, position and the end of the term of our executive director and the number of shares of our common stock he owned as of December 31, 2018 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Jong Kyoo Yoon	October 1955	Chairman & Chief Executive Officer	20,000	November 20, 2020

6.2.	Non-standing Directors

As of March 31, 2019, we had one non-standing director. The name, position and the end of the term of our non-standing director and the number of shares of our common stock he owned as of December 31, 2018 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Yin Hur	December 1961	Non-standing Director	2,000	March 22, 2020

6.3.	Non-executive Directors

As of March 31, 2019, we had seven non-executive directors. The name, position and the end of the term of our non-executive directors and the number of shares of our common stock they respectively owned as of December 31, 2018 were as follows.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Suk Ryul Yoo	April 1950	Non-executive Director	—	March 26, 2020
Stuart B. Solomon	July 1949	Non-executive Director	—	March 26, 2020
Suk Ho Sonu	September 1951	Non-executive Director	—	March 22, 2020
Myung Hee Choi	February 1952	Non-executive Director	—	March 22, 2020
Kouwhan Jeong	September 1953	Non-executive Director	—	March 22, 2020
Kyung Ho Kim	December 1954	Non-executive Director	—	March 26, 2021
Jae Ha Park	November 1957	Non-executive Director	—	March 26, 2020

6.4.	Senior Management

In addition to our executive director who is also our executive officer, we had the following executive officers as of March 31, 2019.

Name	Date of Birth	Position	Common Shares Owned*	End of Term
Ki-Hwan Kim	March 1963	Deputy President and Chief Finance Officer	1,405	December 31, 2019
Pil Kyu Im	March 1964	Deputy President and Chief Human Resources Officer	445	December 31, 2019
Kyung Yup Cho	September 1961	Deputy President; KB Research	1,500	December 31, 2019
Young Hyuk Jo	April 1963	Deputy President; Audit Department	461	December 31, 2019
Chang Kwon Lee	November 1965	Senior Managing Director and Chief Strategy Officer	500	December 31, 2019
Hyun Jin Shin	February 1965	Senior Managing Director and Chief Risk Management Officer	—	December 31, 2019
Nam Hoon Cho	June 1968	Managing Director and Chief Global Strategy Officer	—	December 31, 2019
Chan Il Park	March 1963	Managing Director and Chief Compliance Officer	351	December 31, 2020
Soon Bum Kwon	October 1966	Managing Director	1,142	December 31, 2019
Jeong Rim Park	November 1963	Head of Capital Market Business Unit	634	December 31, 2019
Jong Hee Yang	June 1961	Head of Insurance Business Unit	914	December 31, 2019
Dong Cheol Lee	October 1961	Head of Retail Customer Business Unit	1,010	December 31, 2019
Bo Youl Oh	January 1962	Head of Corporate and Investment Banking Business Unit	463	December 31, 2019
Young Gil Kim	January 1963	Head of Wealth Management Business Unit	60	December 31, 2019
Deok Soon Shin	February 1963	Head of Small and Medium Enterprise Business Unit	1,155	December 31, 2019
Chai Hyun Sung	September 1965	Chief Public Relation Officer	950	December 31, 2019
Dong Whan Han	January 1965	Chief Digital Innovation Officer and Chief Data Officer	100	December 31, 2019
Woo Yeul Lee	November 1964	Chief Information Technology Officer	555	December 31, 2019
Jin Gyu Maeng	January 1966	General Manager of Planning and Coordination Office	71	December 31, 2019

*	Represents the number of common shares owned as of December 31, 2018.

As of March 31, 2019, the following management also served as senior management at our subsidiaries.

Name	Subsidiary	Position	Appointment Date
Yin Hur	Kookmin Bank	President and Chief Executive Officer	November 2017
Jeong Rim Park	KB Securities	Chief Executive Officer	January 2019
Jong Hee Yang	KB Insurance	Chief Executive Officer	March 2016
Dong Cheol Lee	KB Kookmin Card	Chief Executive Officer	January 2018
Bo Youl Oh	Kookmin Bank	Senior Executive Vice President; Corporate and Investment Banking Customer Group	January 2019
	KB Securities	Deputy President; Investment Banking Division	January 2018
Chai Hyun Sung	Kookmin Bank	Senior Managing Director; Consumer Brand Strategy Group	January 2019
Dong Whan Han	Kookmin Bank	Senior Managing Director; Digital Business Group, Data Strategy Division	January 2019
	KB Kookmin Card	Senior Managing Director; Data Strategy Division	January 2019
Woo Yeul Lee	Kookmin Bank	Senior Managing Director; Information Technology Group	January 2019
Young Gil Kim	Kookmin Bank	Senior Managing Director; Wealth Management Group	January 2019
	KB Securities	Deputy President; Wealth Management Division	January 2019
Deok Soon Shin	Kookmin Bank	Senior Managing Director; Small and Medium Enterprise Group	January 2019
Jin Gyu Maeng	Kookmin Bank	General Manager; Planning and Coordination Office	January 2019
Ki-Hwan Kim	KB Insurance	Non-standing Director	February 2018
	KB Kookmin Card	Non-standing Director	February 2018
Chang Kwon Lee	KB Securities	Non-standing Director	February 2018

As of December 31, 2018, the following non-executive directors also served as a director at another company.

Name	Company	Position	Appointment Date
Suk Ryul Yoo	Jungmok	CEO	December 2013
Kouwhan Jeong	Nambujeil Law and Notary Office Inc.	President Attorney at Law	May 2016

6.5.	Employees

The following table shows information regarding our employees as of December 31, 2018.

		(Unit: in millions of Won)
Number of Employees(A)*	Average Tenure of Employees (months)	Total Amount of Annual Salaries(B)	Average Annual Salary per Person(B/A)
185	41	23,840	129

*	Includes 15 executive officers.

The following table shows information regarding executive officers as of December 31, 2018.

		(Unit: in millions of Won)
Number of Executive Officer(A)	Total Amount of Annual Salaries(B)	Average Annual Salary per Person(B/A)
15	3,942	263

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

The following table presents information regarding holders of 5% or more of our total issued shares as of December 31, 2018.

		(Unit: shares, %)
Name	Number of Shares of Common Stock	Percentage of Total Issued Shares(1)
Korean National Pension Service	39,704,733	9.50
JP Morgan Chase Bank, N.A.(2)	26,726,442	6.39

(1)	Based on 418,111,537 shares of our common stock issued as of December 31, 2018.
(2)	Depositary under the Company’s ADR program. The voting rights are held by ADR holders.

7.2.	Changes in the Largest Shareholder

(As of December 31, 2018)			(Unit: shares, %)
Name of Largest Shareholder	Date of Change in Largest Shareholder/ Date of Change in Number of Shares Owned	Number of Shares of Common Stock	Percentage of Total Issued Shares(1)
Korean National Pension Service	December 31, 2011	26,510,171	6.86
Korean National Pension Service	March 14, 2012	27,894,880	7.22
Korean National Pension Service	August 1, 2012	31,817,770	8.24
Korean National Pension Service	December 31, 2012	33,158,257	8.58
Korean National Pension Service	June 12, 2013	34,479,641	8.92
Korean National Pension Service	July 23, 2013	35,699,841	9.24
Korean National Pension Service	December 31, 2013	38,476,974	9.96
Korean National Pension Service	October 14, 2014	36,750,987	9.51
Korean National Pension Service	December 31, 2014	36,383,211	9.42
Korean National Pension Service	December 31, 2015	35,534,667	9.20
Korean National Pension Service	August 12, 2016	36,826,207	9.53
Korean National Pension Service	December 31, 2016	41,190,896	9.85
Korean National Pension Service	April 24, 2017	40,950,453	9.79
Korean National Pension Service	October 16, 2017	40,479,793	9.68
Korean National Pension Service	December 31, 2017	40,204,583	9.62
Korean National Pension Service	December 31, 2018	39,704,733	9.50

(1)	Based on 418,111,537 total issued shares of common stock for dates on or after October 19, 2016, and 386,351,693 total issued shares of common stock for dates prior to October 19, 2016.

7.3.	Employee Stock Ownership Association

(As of December 31, 2018)	(Unit: shares)
Company Name	Number of Shares of Common Stock Owned
KB Financial Group Inc.	11,775
Kookmin Bank	2,231,470
KB Securities Co., Ltd.	12,870
KB Insurance Co., Ltd.	82,396
KB Kookmin Card Co., Ltd.	119,792
KB Asset Management Co., Ltd.	4,720
KB Capital Co., Ltd.	1,033
KB Life Insurance Co., Ltd.	8,093
KB Real Estate Trust Co., Ltd.	3,445
KB Savings Bank Co., Ltd.	1,975
KB Investment Co., Ltd.	720
KB Data Systems Co., Ltd.	6,740
KB Credit Information Co., Ltd.	5,717

Total	2,490,746

7.4.	Investments in Affiliated Companies

(As of December 31, 2018)				(Units: shares, %, millions of Won)
Company Name	Ending Balance			Total Assets	Net Income (loss)
	Number of Shares Owned	Ownership	Book value
Kookmin Bank	404,379,116	100	14,821,721	356,959,258	2,259,198
KB Securities Co., Ltd.	298,620,424	100	3,342,391	45,086,292	178,850
KB Insurance Co., Ltd.	66,500,000	100	2,375,430	34,785,551	262,266
KB Kookmin Card Co., Ltd.	92,000,000	100	1,953,175	20,528,951	286,598
KB Asset Management Co., Ltd.	7,667,550	100	96,312	254,256	39,586
KB Capital Co., Ltd.	21,492,128	100	573,811	9,517,239	111,939
KB Life Insurance Co., Ltd.	91,200,000	100	485,314	9,680,379	14,824
KB Real Estate Trust Co., Ltd.	16,000,000	100	121,553	293,063	47,004
KB Savings Bank Co., Ltd.	8,001,912	100	157,544	1,388,844	11,018
KB Investment Co., Ltd.	8,951,797	100	104,910	528,701	14,532
KB Data Systems Co., Ltd.	800,000	100	6,334	40,197	2,942
KB Credit Information Co., Ltd.	1,252,400	100	23,621	26,276	185

Total	—	—	24,062,116	—	—

(1) Based on K-IFRS (on a consolidated basis).

7.5.	Related Party Transactions

7.5.1. Purchase of capital securities issued by KB Capital Co., Ltd.

(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 299 Private Placement of Capital Securities in Won	50	March 27, 2015	5.011%	March 27, 2045 (may be extended)	Working capital

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 320 Private Placement of Capital Securities in Won	50	September 24, 2015	4.606%	September 24, 2045 (may be extended)	Working capital

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 343 Private Placement of Capital Securities in Won	50	March 29, 2016	4.396%	March 29, 2046 (may be extended)	Working capital

(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 352 Private Placement of Capital Securities in Won	50	June 28, 2016	4.064%	June 28, 2046 (may be extended)	Working capital

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 367 Private Placement of Capital Securities in Won	50	November 28, 2016	4.744%	November 28, 2046 (may be extended)	Working capital

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 378 Private Placement of Capital Securities in Won	50	April 27, 2017	4.431%	April 27, 2047 (may be extended)	Working capital

7.5.2. Prepayments and Loans to Subsidiaries

								(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate		Maturity Date

KB Investment Co., Ltd.	Subsidiary	Loans(1)	10	10	July 14, 2017	2.150	%(2)	July 12, 2019

(1)	Unsecured credit loans
(2)	Changed from 2.042% to 2.150% upon extension of the loans on July 13, 2018.

							(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date

KB Investment Co., Ltd.	Subsidiary	Loans(1)	40	40	July 13, 2018	2.150%	July 12, 2019

(1)	Unsecured credit loans

							(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date

KB Investment Co., Ltd.	Subsidiary	Loans(1)	70	70	March 8, 2019	2.176%	March 7, 2020

(1)	Unsecured credit loans

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

(Registrant)

Date: April 1, 2019	By: /s/ Ki-Hwan Kim

(Signature)

	Name:	Ki-Hwan Kim

	Title:	Deputy President and Chief Finance Officer